Exhibit 99.1

Key Highlights 1 Banco de Chile Earnings Report 3Q19

Key Highlights

'The 3Q19 was in line with our expectations. The steady upward trend followed by our customer income, which was mainly influenced increasing fee-based revenues and the excellent performance of some of our subsidiaries, once again drove operating revenues. This performance is particularly remarkable in light of a backdrop characterized by lower than expected inflation, a sharp decrease in nominal and real interest rates and, furthermore, flattened yield curves. Some of these factors, in conjunction with below trend GDP growth, are expected to remain over the rest of 2019 and most of 2020, which definitely poses a hurdle for the banking industry as a whole.

In order to cope with this scenario, we have continued to deploy our main strategic priorities that pursue to increasing efficiency and improving service models through and deep commitment to digital transformation. For that reason, we have undertaken a front-to-back review of processes, which has translated into diverse automation and streamlining initiatives. Also, we keep focused on enhancing customer experience by putting at disposal of our clients a wide array of upgraded remote solutions. We believe this strategy will certainly generate the capabilities we need to face a more constrained economic environment.

I cannot miss the opportunity to talk about the aftermaths of the events occurred in Chile in the last few weeks. By mid-October, we witnessed diverse expressions of Chilean people demonstrating their dissatisfaction with current social welfare policies. During the upheavals, nine of our branches and 89 ATMs suffered severe damages. However, we were able to ensure an adequate level of service to our customers by means of a more intensive use of our digital channels.

We are optimistic that Chilean authorities will be able to cope with this challenge. The current administration has proposed a bundle of measures in order to address most urgent demands. Also, we believe the tradition in terms of, responsible macroeconomic policies, political stability and strong institutions by which Chile has been globally praised should ensure an organized process of discussion on all the social changes the country needs to address in order to keep on promoting economic development'.

Eduardo Ebensperger-CEO

+18.8% YoY growth in Net Income	Net income totalled Ch$152 Bn. in the 3Q19, which represents an 18.8% YoY growth.
+13.3% YoY increase in Customer Income	Customer income continues to drive our operating revenues by amounting to Ch$413 Bn. in the 3Q19, which is 13.3% above the figure reached a year earlier.
+9.3% YoY increase in Total Loans	In the 3Q19 our loan book grew by 9.3%, mainly fostered by residential mortgage loans surging 13.5% and commercial loans increasing 8.2% YoY.

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Financial Snapshot 128 152 47 . 9 ( 10 . 8 ) 6 . 6 ( 10 . 2) ( 9 . 4) 3 Q 1 8 3 Q 1 9 Loan Loss Prov. N o n - c u s t o m e r Income Op. Expenses Income tax & Others 18.8% C u s t o m e r Income (1) Including the whole market and not only subsidiaries of local banks. (In billions of Ch$) Net Income Ratios 3Q19 YTD ROAE 17.8% 17.7% NIM 4.1% 4.1% LLP / Avg. Loans 1.2% 1.2% Efficiency Ratio 44.2% 45.4% TIER I Ratio 10.9% 10.9% ~Ch$575 Bn. Quarterly Origination of Mortgage Loans in the 3Q19 (+78.5% YoY) ~Ch$770 Bn. Quarterly Origination of SME Loans in the 3Q19 (+16.8% YoY) ~Ch$644 Bn. Quarterly Origination of Consumer Loans in the 3Q19 (+18.1% QoQ) ~27,000 New Checking Accounts in the 3Q19. +8.2% YoY and 2.2% QoQ in Commercial Loans as of September 2019 +18.0% YoY In Trade Finance Loans as of September 2019 #1 in Net Income Banchile Stock Brokerage ranked first 1 in the 3Q19 (43.8% market share) #1 in AUM Banchile Mutual Funds held a market share of 22.3% as of September 2019 #1 in NPS BCH ranked first in Service Quality among main peers in the 3 Q 19 3

Financial Snapshot (In billions of Ch$) Net Income  Our net income grew Ch $ 24 . 1 Bn . YoY in the 3 Q 19 by totalling Ch $ 152 . 2 Bn . This behaviour was fostered by operating revenues rising 8 . 0 % YoY, mostly coming from soared customer income, and LLPs declining 6 . 9 % YoY . These effects were partly offset by a 4 . 8 % YoY growth in OpEx . Altogether, the increased bottom line allowed us to record ROAE of 17 . 8% . $152 3Q19 2Q19 3Q18 128 152 192 Operating Revenues  The operating revenues posted an increment of Ch $ 37 . 1 Bn . , equivalent to 8 . 0 % YoY . The improved top line was mainly influenced by customer income growing 13 . 1 % YoY, which in turn was boosted by fee income increasing 33 . 6 % YoY . All these positive trends were partly offset by lower non - customer income, driven by both a negative impact of inflation when compared to the 3 Q 18 and lower other operating income (low comparison base) . $502 3Q19 2Q19 3Q18 465 Provisions for Loan Losses  During the 3 Q 19 loan loss provisions decreased Ch $ 6 . 6 Bn . or 6 . 9 % YoY . The main factor behind this shrink was a net effect of nearly Ch $ 31 . 8 Bn . of lower loan loss provisions due to the update in risk models in the 3 Q 18 that affected the basis for comparison . This effect was partly offset by higher allowances set in the 3 Q 19 reflecting loan growth and changes in FX due to depreciation of the Ch $ . $89 3Q19 2Q19 3Q18 68 89 95 Operating Expenses  Operating expenses increased Ch $ 10 . 2 Bn . or 4 . 8 % YoY in the 3 Q 19 . As mentioned in previous reports, most of the above - inflation increase is explained by non - recurring disbursements linked to IT projects and an enlarged ATM network . As a result of a larger increase in our operating revenues, our efficiency ratio improved 133 bp . YoY from 45 . 5 % in the 3 Q 18 to 44 . 2 % in the 3 Q 19 . $222 3Q19 2Q19 3Q18 222 232 212 Total Loans  As of Sep 19 , our Total Loans recorded an annual expansion of 9 . 3 % and, once again, an important QoQ surge of 2 . 5% ( 10 . 5 % annualized) . Most of the annual growth was driven by Retail Banking loans that increased 11 . 4 % YoY, primarily fostered by a 12 . 0 % rise in SMEs and an 11 . 4 % in personal banking, supported by the significant dynamism of mortgage loans . Last but not least, the 3 Q 19 was also a positive period for Wholesale Banking loans, which grew 5 . 6 % YoY and 4 . 0 % QoQ, backed by higher lending activity in both multinationals and middle market companies . $29,564 3Q19 2Q19 3Q18 29 , 56 4 28,834 27,048 4

E conomic Outlook GDP Growth (YoY) 2 . 6 3 . 6 1 . 6 1 . 9 3 . 3 3 Q 18 3 Q 19 4Q18 1Q19 2Q19 CPI & Unemployment Rate (YoY) 3 . 1 2 . 6 2 . 0 2 . 3 2 . 1 6 . 7 6 . 9 7 . 1 7 . 1 7 . 0 3Q19e 3 Q 18 4 Q 18 1 Q 19 2 Q 19 C P I U n e m p l o y m en t Loan Growth (1,2) (12m% change as of Sep19, in real terms) 5 . 7% 7 . 7% 7 . 8% 7.4% 4 . 8% 7.2% 7.1% 6.5% 5.9% 5 . 5% 6.8% 7 . 1% 8 . 0% 6 . 7% 7 . 2% 6.8% 6.4% 7 . 3% 6 . 3% 6 . 2% 3 Q 1 8 1 Q 1 9 4Q18 Total Loans M o r t g age 2 Q 1 9 3 Q 1 9 C o mm e r c i al Consumer 5 (1) Figures do not include operations of subsidiaries abroad. (2) 12 - month real growth adjusted by the effect of the consolidation of CMR and Presto credit card loans for months before Dec - 18. Annual GDP growth improved during the 3Q19. According to monthy Imacec figures, the overall output increased 3 . 3% , well above the 1 . 9 % posted in the previous quarter . This surge was a consequence of higher dynamism in the margin (GDP rose 0 . 7 % on a sequential basis, or 2 . 9 % annualized), and the weak comparison base from a year ago . Regardless of this seemingly positive backdrop, we are aware of the effect that nation - wide demonstrations and civil unrest witnessed during October will have on economic growth over next few months . Despite the civil unrest, which is expected to be soothed by an array of measures proposed by the administration, such as an increase in the minimal guaranteed pension and monthly income, the freeze in transportation and energy fares and a cabinet reshuffle ; it is worth highlighting the resilience shown by the Chilean economy . In fact, while economic growth has slowed down in most of countries, Chile has remained as one of the countries with most solid growth fundamentals . This positive comparison is highly attributable to the Chile’s policy framework, which is based on an inflation target regime and flexible exchange rates . Amidst this scenario, the Central Bank has reduced the overnight rate by 125 bp . this year, achieving the lowest level in both nominal and real terms, not only within the region, but also among emerging economies . Additionally, the multilateral weakening in the Chilean peso - produced by lower interest rates - is supporting the domestic demand . The headline CPI has remained well below the central bank target ( 3 . 0% ) since late 2016 . In September, this indicator fell to 2 . 1 % YoY, while the core measure, which excludes food and energy prices, stood at 2 . 3 % YoY . The non - tradable index, which is more correlated with the evolution of domestic activity, declined to 2 . 6% . As for the labor market, the unemployment rate has remained stable this year, standing at 7 . 0 % in September, in a context where real wages continue expanding nearly 2 . 5 % YoY, in line with the rate observed in previous quarters . In this environment, the Central Bank cut the interest rate by 25 bp . in the October meeting, leaving room for further cuts in the future . Therefore, the Central Bank is expected to reduce the reference rate to 1 . 5 % over the next months . In terms of growth, according to the expectations survey conducted by the Central Bank, the local economy is expected to perform better in 2020 . Analysts expect GDP to improve from 2 . 5 % this year to 3 . 0 % in 2020 while forecasting a slight rise in CPI, from 2 . 7 % to 2 . 9 % over the same period . Nonetheless, we are aware about a potential downward bias in these estimates, due to both external risks and the recent events of social unrest occurred in Chile . Regarding the banking industry, it posted a 7 . 2 % annual real growth in total loans as of Sep 19 , which outperformed the 12 - month advance posted as of Jun 19 by ~ 1 . 5% . This change was notoriously influenced by the performance of mortgage loans rising 8 . 0 % real, which have been boosted by an increased dynamism in demand – strengthened in the 3 Q 19 , according to the credit survey conducted by the Chilean Central Bank – and the sharp drop in interest rates . To a lesser extent, commercial loans also grew significantly by recording an annual real growth of 7 . 1% , which positively compares to the figure posted a year ago . On the other hand, consumer loans showed a tepid QoQ decline, from 6 . 3 % to 6 . 2% , in 12 - month real growth . In regards to net income, the industry posted a bottom line of Ch $ 2 , 184 . 0 Bn . , which represented an annual increase of 18 . 8 % when compared to a year earlier . This performance was explained by a YoY increase of Ch $ 1 , 350 . 1 Bn . in operating revenues, which would mainly be concentrated in non - treasury income . This positive change was partly offset by an increase in OpEx (Ch $ 495 . 6 Bn . ), particularly in administrative expenses, and loan loss provisions (Ch $ 359 . 2 Bn . ) due to the change in the group - based risk matrix for commercial loans that significantly affected some of our major peers . Lastly, the industry also recorded an increment of Ch $ 151 . 7 Bn . in income tax .

Third Quarter Results Operating Revenues In the 3Q19 revenues improved Ch$37.1 Bn. or 8.0% YoY by totalling Ch$501.9 Bn. Certainly, the top line has leveraged on solid customer income growth of Ch $ 47 . 9 Bn . or 13 . 1 % YoY, behavior that largely offset a YoY dwindle of Ch $ 10 . 8 Bn . in by non - customer income . Main effects explaining these changes were, as follows :  Fee income increasing Ch $ 30 . 8 Bn . YoY supported by higher revenues from : (i) insurance brokerage by Ch $ 18 . 0 Bn . YoY, mostly explained by the recognition of up - front fees received from the 15 – year joint venture started recently and a YoY growth of 18 . 7 % in written premiums, (ii) transactional services fees growing Ch $ 10 . 3 Bn . YoY based on both credits cards (Ch $ 5 . 0 Bn . ) and ATM fees (Ch $ 4 . 8 Bn . ), and (iii) higher fees from mutual funds management by Ch $ 3 . 2 Bn . YoY given a 14 . 7 % advance in AUM .  Higher income from loans by Ch $ 11 . 5 Bn . YoY backed by a 8 . 6 % YoY expansion in average loan balances, mainly focused on the retail banking segment . The segment posted a 11 . 3 % YoY hike in average loan balances that encloses a 13 . 5 % YoY growth in residential mortgage loans .  Higher revenues of roughly Ch $ 9 . 4 Bn . YoY owing to the positive impact of a 7 . 4 % depreciation of Ch $ (as compared to the 0 . 5 % depreciation in the 3 Q 18 ) on the USD asset position hedging our exposure to USD - denominated fee expenses and loan loss allowances .  Better net financial income from our subsidiaries climbing Ch $ 7 . 0 Bn . in the 3 Q 19 . This advance is mainly attributable to the excellent performance of our securities brokerage subsidiary, supported by higher revenues from fixed - income brokerage .  An increase of Ch $ 3 . 9 Bn . or 6 . 4 % YoY in the contribution of DDAs due to both average balances growing 6 . 9 % YoY this quarter and higher foreign interest rates .  Higher income from Trading and Structuring by approximately Ch $ 5 . 3 Bn . YoY . Whereas our Trading desk benefited from favourable shifts in interest rates and inflation, the Structuring desk settled specific transactions with corporate customers . The factors mentioned above were partially counterbalanced by :  Lower contribution of our UF net asset exposure by Ch $ 9 . 3 Bn . , as a result of the 0 . 52 % UF increment in the 3 Q 19 , slightly lower than the 0 . 73 % UF increment shown in the 3 Q 18 .  A negative YoY impact of Ch $ 8 . 1 in Counterparty Value Adjustment (CVA) for derivatives Bn . due to higher probabilities of default (PDs) .  A YoY decline in other operating income by Ch $ 7 . 8 Bn . YoY largely due to the release of non - credit related contingency allowances during the 3 Q 18 , pulling the comparison base down . On a YTD basis, revenues increased from Ch $ 1367 . 1 Bn . to Ch $ 1 , 484 . 8 Bn . This change was largely boosted by customer income improving Ch $ 121 . 9 Bn . or 11 . 3 % YoY, which in turn was steered by : (i) higher fee income by Ch $ 67 . 2 Bn . YoY from insurance brokerage and transactional services, (ii) income from loans surging Ch $ 30 . 0 Bn . YoY based on average balances growing 9 . 2 % YoY, (iii) a YoY growth of Ch $ 18 . 6 Bn . (or 10 . 3% ) in the contribution of DDAs to our funding given increased average balances ( 5 . 5 % YoY) and higher foreign interest rates, (iv) a soared top line of our subsidiaries by Ch $ 18 . 6 Bn . mainly concentrated in an outperforming year in the equity and fixed - income businesses of our Securities Brokerage subsidiary, and (v) higher income from Trading, AFS and Structuring of roughly Ch $ 13 . 3 Bn . due to the sharp decrease in local interest rates and derivative transactions carried out by some clients conducted in 2019 , respectively . All the above allowed us to deal with : (i) higher CVA charges for derivatives by nearly Ch $ 14 . 3 Bn . YoY, (ii) the negative inflation effect of Ch $ 10 . 2 Bn . given lower UF variation as compared to a year earlier ( - 34 bp . app . ), and (iii) a decline of Ch $ 2 . 4 Bn . in FX impact on our USD hedging position owing to lower Ch $ depreciation as compared to a year ago . Operating Revenues (In billions of Ch$) Quarters 3Q18 3Q19 Year End Sep - 18 Sep - 19 Net Interest Income 332.9 337 . 0 980 . 4 1 , 004 . 1 Net Fees and Commissions 91.8 122 . 6 271 . 0 338 . 2 Net Financial Operating Income 4.4 48 . 0 56 . 6 91 . 5 Foreign Exchange Transactions 19.8 - 13 . 8 27 . 0 18 . 6 Other Operating Income 15.9 8 . 1 32 . 0 32 . 4 Total 464.8 501 . 9 1 , 367 . 1 1 , 484 . 8 Customer / Non Customer Income (In billions of Ch$) 366 370 384 402 413 99 137 61 136 89 465 506 445 538 502 3 Q 1 8 4Q18 Customer Income 1 Q 1 9 2 Q 1 9 3 Q 1 9 Non - Customer Income Operating Margin Operating Revenues/Avg. Interest Earning Assets 6 . 10% 6 . 49% 5 . 59% 6 . 67% 6 . 07% 4 . 51% 5 . 34% 5 . 05% 5 . 61% 5 . 43% 3 Q 1 8 4 Q 1 8 1 Q 1 9 2 Q 1 9 3 Q 1 9 B C H I nd u s t r y +8.0% 6

Third Quarter Results Loan Loss Provisions & Allowances Loan Loss Provisions & Allowances (In billions of Ch$) Loan Loss Allowances Credit Quality Ratios Quarters 3Q18 3Q19 Year End Sep - 18 Sep - 19 Initial Allowances - 560.1 - 628.2 - 558.2 - 607.1 Charge - offs 73.7 74.9 219.0 230.3 Sales of Loans 0.7 0.0 0.7 2.5 Provisions established, net - 116.3 - 102.3 - 263.4 - 281.3 Final Allowances - 602.0 - 655.6 - 602.0 - 655.6 Provisions Established - 116.3 - 102.3 - 263.4 - 281.3 Prov. Financial Guarantees 6.5 1.0 2.7 - 1.5 Additional Provisions 0.0 0.0 0.0 0.0 Recoveries 14.5 12.6 40.7 36.9 Loan Loss Provisions - 95.3 - 88.7 - 220.1 - 245.8 Allowances / Total loans 2. 2 3% 2. 2 2% 2. 2 3% 2.22% Allowances / Total Past Due 1. 9 4x 1. 8 9x 1. 9 4x 1.89x Provisions / Avg. Loans 1. 4 3% 1. 2 3% 1. 1 3% 1.15% Charge - offs / Avg. Loans 1. 1 1% 1. 0 4% 1. 1 2% 1.08% Total Past Due / Total Loans 1. 1 5% 1. 1 7% 1. 1 5% 1.17% Recoveries / Avg. Loans 0. 2 2% 0. 1 7% 0. 2 1% 0.17% Provisions / Average Loans 1 . 43% 0 . 90% 1 . 27% 0 . 96% 1 . 23% 1 . 09% 1 . 17% 1.15% 1 . 15% 1.41% 3 Q 1 8 4 Q 1 8 1 Q 1 9 2 Q 1 9 3 Q 1 9 B C H I nd u s t r y Total Past Due / Total Loans 1 . 19% 1 . 15% 1 . 09% 1 . 18% 1 . 12% 1 . 17% 1 . 95% 1 . 97% 1 . 98% 1 . 95% 1 . 94% 1 . 92% 2 Q 1 8 3 Q 1 8 4 Q 1 8 1 Q 1 9 2 Q 1 9 3 Q 1 9 BCH I nd u s t r y Loan loss provisions posted a YoY decrease of Ch $ 6 . 6 Bn . (equivalent to 6 . 9% ) by totaling Ch $ 88 . 7 Bn . in the 3 Q 19 . The retail banking segment was the main driver for this reduction, decreasing Ch $ 18 . 7 Bn . YoY, whereas risk expenses of the wholesale banking segment had an increment of Ch $ 12 . 1 Bn . YoY . Overall, due to the low basis for comparison, the annual change in the consolidated amount of loan loss provisions was mainly influenced by non - recurrent expenses that took place in both this quarter and the 3 Q 18 . Altogether, the decrease in loan loss provisions may be summarized, as follows :  A net YoY decrease of Ch $ 31 . 8 Bn . in loan loss provisions associated with the implementation of new credit risk models, focused on the retail banking segment, in both the 3 Q 19 and the 3 Q 18 , which posed a high comparison base for this quarter . This effect was partly counterbalanced by :  An increment of Ch $ 8 . 6 Bn . in loan loss provisions as a result of loan growth (volume and mix effects altogether) that was certainly concentrated in retail banking, which explained Ch $ 8 . 9 Bn . of the total change . These figures reflect the 8 . 6 % YoY growth in total average loan balances, principally fostered by an 11 . 3 % YoY rise in average balances managed by the retail banking segment .  The implementation of a standardized group - based risk matrix for commercial loans . This was a change required by the regulator and was concentrated in the retail banking segment (SMEs), with an impact of Ch $ 7 . 7 Bn . in loan loss provisions in the 3 Q 19 . It is worth mentioning that this effect was substantially below the peers’ average .  A negative FX impact on USD - denominated loan loss allowances by Ch $ 6 . 6 Bn . YoY . This effect relied on the 7 . 4 % depreciation of the Ch $ in the 3 Q 19 , which significantly outreached the 0 . 5 % depreciation seen in the 3 Q 18 .  A tepid net credit quality deterioration of Ch $ 2 . 3 Bn . explained by : (i) the wholesale banking segment posting Ch $ 6 . 4 Bn . YoY increase due to a better than expected credit behaviour of a specific customer in the 3 Q 18 , and (ii) the retail banking segment improving its recurrent deterioration by Ch $ 4 . 1 Bn . In line with the decrease in loan loss provisions and notwithstanding the loan book expansion, our LLPs to average loans ratio decreased 20 bp . YoY to 1 . 23 % in the 3 Q 19 , which positively compares to the 1 . 41 % reached by the industry . On a YTD basis, our LLPs increased Ch $ 25 . 8 Bn . YoY, mainly due to :  A net increase of Ch $ 35 . 4 Bn . explained by non - recurrent factors, such as : (i) lower than expected NPLs in the 4 Q 18 , which caused an increment in LLPs YTD, given the definition of our risk models, (ii) the entry of new lending businesses in the Chilean banking industry in Dec 18 and the addition of indebtedness information to our provisioning models, and (iii) the adoption of a standardized group - based risk matrix for commercial loans in the 3 Q 19 .  Loan growth (volume and mix effects in conjunction), focused on the retail banking segment, as a consequence of an expansion of 11 . 0 % YoY in average loan balances managed by this segment . This effect resulted in higher loan loss provisions by Ch $ 23 . 7 Bn . YoY . The above was partly offset by a net decrease of Ch $ 31 . 8 Bn . in loan loss provisions due to changes in risk models in the 3 Q 18 and the 3 Q 19 , as explained earlier, which joined to changes in FX explaining Ch $ 1 . 6 Bn . YoY . Based on the aforesaid, the LLPs ratio slightly increased from 1 . 13 % as of Sep 18 to 1 . 15 % as of Sep 19 , which continued to outperform the industry while being below our mid - term levels . 7

Third Quarter Results Operating Expenses Operating Expenses (In billions of Ch$) Quarters 3Q18 3Q19 Year End Sep - 18 Sep - 19 Personnel expenses - 116 .1 - 115 .2 - 326 .0 - 344 .1 Administrative expenses - 80 .2 - 81 .9 - 242 .4 - 248 .2 Depreciation and Amort. - 9 .4 - 17 .2 - 27 .9 - 51 .9 Impairments 0 .0 - 0 .2 0 .0 - 1 .0 Other Oper. Expenses - 5 .8 - 7 .2 - 31 .1 - 29 .0 Total Oper. Expenses - 211 .6 - 221 .8 - 627 .5 - 674 .3 Additional Information Op. Exp. / Op. Rev. 45 . 5% 44 . 2% 45 . 9% 45 . 4 % Op. Exp. / Avg. Assets 2 . 5% 2 . 3% 2 . 5% 2 . 4 % Headcount (#) 13 , 82 7 13 , 69 4 13 , 82 7 13 , 69 4 Branches (#) 391 378 391 378 Efficiency Ratio Operating Expenses/Operating Revenues 45.5% 43 . 5% 49 . 7% 43 . 0% 44 . 2% 50 . 7% 52 . 6% 51 . 3% 47 . 3% 47 . 8% 3 Q 1 8 4 Q 1 8 1 Q 1 9 2 Q 1 9 3 Q 1 9 B C H I nd u s t r y 8 Operating expenses posted a YoY expansion of Ch$10.2 Bn. or 4.8% during the 3Q19. On a QoQ basis, however, the Ch$221.8 Bn. recorded in the 3Q19 positively compares to the Ch$231.7 Bn. posted in the 2Q19, representing a 4.3% sequential decrease. The main factors explaining the YoY increase in our cost base were:  A YoY rise of Ch $ 7 . 8 Bn . in depreciations and amortizations mainly explained by a Ch $ 6 . 5 Bn . increase due to the adoption of IFRS 16 in Jan 2019 , under which rental expenses are accounted as an asset in use subject to amortization and depreciation, instead of being accounted as administrative expenses . Adjusting by this effect, depreciations and amortizations would have increased only Ch $ 1 . 3 Bn, YoY, mostly explained by upgrades in cybersecurity protocols, internal IT developments and ATM – related expenses .  An increase of Ch $ 1 . 7 Bn . in administrative expenses, representing an increment of 2 . 1 % when compared to the 3 Q 19 . This behaviour was mainly influenced by : (i) a YoY rise of Ch $ 5 . 7 Bn . in external advisory associated with the development of diverse projects that are part of our initiatives of digital transformation and efficiency, (ii) an expansion of Ch $ 3 . 5 Bn . in IT and Communication expenses related to software licencing and IT support, and (iii) higher fixed - assets expenses of Ch $ 1 . 7 Bn . in the 3 Q 19 , explained by both ATMs maintenance due to the partnership with a local retailer that resulted in a 26 % YoY increase in devices in the 3 Q 19 . These effects were partly offset by : (i) the opposite accounting effect mentioned above (IFRS 16 ) for an amount of Ch $ 6 . 9 Bn . YoY, and (ii) lower general administrative expenses by Ch $ 2 . 9 Bn . YoY .  Other operating expenses growing Ch $ 1 . 4 Bn . YoY, mainly as a result of higher loan loss allowances on cross border loans of Ch $ 2 . 1 Bn . , given the higher Ch $ depreciation in the 3 Q 19 as compared to the 3 Q 18 . This effect took place in conjunction with higher regulatory write - offs related to assets received lieu of payment by Ch $ 1 . 2 Bn . All these factors were partly counterbalanced by a Ch $ 0 . 9 Bn . YoY decrease in personnel expenses mainly explained by : (i) a YoY decline of Ch $ 7 . 1 Bn . in bonuses and incentives due to a high basis for comparison explained by a one - time disbursement of Ch $ 6 . 9 Bn . in the 3 Q 18 related to the end of a collective bargaining process with some of our unions, (ii) higher severance payments (Ch $ 3 . 8 Bn . YoY) in the 3 Q 19 , and (iii) an increment in salaries (Ch $ 2 . 0 Bn . ) explained by the recognition of inflation effect . Given an expansion in OpEx below the increase in revenues, our efficiency ratio improved from 45 . 5 % in the 3 Q 18 to 44 . 2 % in the 3 Q 19 , ( 133 bp . YoY), well below the figure posted by the industry . On a YTD basis, OpEx amounted to Ch $ 674 . 3 Bn . , which represents 7 . 5 % YoY increase, explained by : (i) higher depreciations and amortizations by Ch $ 24 . 0 Bn . (Ch $ 3 . 6 Bn . when adjusting by IFRS 16 accounting effect), (ii) personnel expenses rising Ch $ 18 . 1 Bn . YoY, mainly as a consequence of an increase in both salaries (inflation effect and benefits related to the collective bargaining process) and severance payments, (iii) an expansion of Ch $ 5 . 8 Bn . in administrative expenses (Ch $ 25 . 4 Bn . when adjusting by IFRS 16 ), attributable to IT, cybersecurity, external advisory and outsourced services .

Third Quarter Results Results by Business Segments Our income before income tax amounted to Ch $ 193 . 0 Bn . in the 3 Q 19 , which is equivalent to a strong annual increase of 20 . 0 % when compared to the Ch $ 160 . 8 Bn . posted in the 3 Q 18 . Aligned with the trend we have seen over the last quarters, the major contribution to this result came from our Retail Banking segment explaining a 50 . 9% . The remaining amount was mainly explained by the Wholesale Banking segment representing a 39 . 0 % and, to a lesser degree, our subsidiaries explaining a 12 . 1% . The main drivers supporting the performance of each segment were :  The Retail Banking segment totaled Ch $ 98 . 3 Bn . in income before income tax in the 3 Q 19 , equivalent to a YoY increment of Ch $ 45 . 3 Bn . or 85 . 7% . This improvement was mainly driven by a Ch 35 . 9 Bn . YoY increase in operating revenues, explained by : (i) higher income coming from fees and commissions of Ch $ 27 . 4 Bn . concentrated in insurance brokerage and transactional services, (ii) greater income from loans explained by a significant growth in loan balances, and (iii) a rise in the contribution of demand deposits . To a lesser extent, loan loss provisions decreased Ch $ 18 . 7 Bn . YoY, mainly supported by a one - time impact in the 3 Q 18 (implementation of new group - based risk models), which increased the basis for comparison . These effects were partly offset by OpEx increasing Ch $ 9 . 3 Bn . due to the implementation of certain commercial projects such as the enlargement of our ATM network .  Regarding the Wholesale Banking segment, it showed a decline of Ch $ 10 . 2 Bn . YoY in pre - tax income, decreasing from Ch $ 85 . 7 Bn . in the 3 Q 18 to Ch $ 75 . 2 Bn . in the 3 Q 19 . The main factor behind this performance was a YoY increase in loan loss provisions of Ch $ 12 . 0 Bn . as a result of : (i) positive credit behavior of a specific wholesale customer in the 3 Q 18 , and (ii) a negative FX impact of a higher Ch $ depreciation in the 3 Q 19 as compared to the 3 Q 18 on the USD asset position allocated to this segment . This negative effect was partly counterbalanced by lower OpEx of Ch $ 1 . 1 Bn . concentrated in general expenses . Revenues remained flat in this segment during this quarter . Even though core revenues posted an increase YoY due to an expansion in the loan book and DDAs, these positive factors were offset by lower ALM income and UF exposure contribution allocated to this segment, which underperformed last year figures .  In the 3 Q 19 , our Subsidiaries recorded an increase of Ch $ 5 . 5 Bn . YoY in income before income tax, equivalent to a rise of 30 . 8% . This movement was mainly explained by : (i) a YoY increment in revenues of our Securities Brokerage subsidiary as a result of the effect of lower interest rates on its fixed - income portfolio, and (ii) higher revenues from our Mutual Funds subsidiary given a 14 . 7 % YoY growth in AUM . These effects were partly offset by lower pre - tax income from our Investment Banking subsidiary, explained by business seasonality .  Finally, our Treasury segment recorded a negative pre - tax income of Ch $ 3 . 9 Bn . in the 3 Q 19 , which was Ch $ 8 . 2 Bn . below the figure posted in the 3 Q 18 . The main reason that explained this decline was a higher charge of CVA for derivatives due to increased PDs (higher risk premiums) by nearly Ch $ 8 . 1 Bn . YoY . Nonetheless, excluding CVA charges, our Treasury posted a YoY increase of Ch $ 2 . 7 Bn . in revenues from Trading and AFS management due to a sharp decrease in interest rates . Income before Income Tax Contribution by Business Segment (%) 50 . 9% 39 . 0% - 2 . 0% 12 . 1 % Retail Banking Treasury Wholesale Banking Subsidiaries 3 Q 1 9 Income before Income Tax Change by Business Segment (In billions of Ch$) 53 98 86 75 4 - 4 18 23 161 193 3 Q 1 8 3 Q 1 9 Subsidiaries Wholesale Banking Treasury Retail Banking 20.0% 9

Third Quarter Results Loan Portfolio Loans by Segment (In Billions of Ch$ and %) 16,666 18,044 18,597 10,381 10,789 10,966 27 , 04 8 28 , 83 4 29 , 56 4 3 Q 1 8 3 Q 1 9 2Q19 Retail Wholesale + 3 . 1% + 1 . 6% 9.3% 2.5% Re t a i l Wholesale 63% 37% Market Share in Loans (1) 16 . 9% 16 . 7% 16 . 6% 16 . 7% 16 . 4% 17 . 1% 16.7% 16.6% 16 . 8% 16.9% 16 . 8% 17 . 0% 16.9% 17.2% 16 . 8% 20 . 0% 17 . 9% 17 . 8% 17 . 5% 17 . 4% 3 Q 1 8 4 Q 1 8 1 Q 1 9 Total Loans Mortgage loans 2Q19 3Q19 Commercial loans Consumer Loans 10 (1) Excluding operations of subsidiaries abroad. The loan portfolio amounted to Ch $ 29 , 564 Bn . as of September 30 , 2019 , which denotes a 9 . 3 % annual increase while representing the higher annual expansion this year . On a QoQ the loan book increased 2 . 5 % that is equivalent to a 10 . 5 % increment on an annual basis . The upward trend was undoubtedly steered by a significant boost in mortgage loans and solid growth in commercial loans . When looking at every segment, the dynamics for loan growth are the following : In the Retail Banking segment total loans amounted to Ch $ 18 , 597 Bn . , which entails an 11 . 6 % annual growth mainly fostered by :  An increase of 11 . 5 % YoY in personal banking loans (including consumer finance) . Main driver for this performance has to do with the dynamism shown by residential mortgage loans, which recorded 13 . 5 % annual expansion ( 4 . 0 % QoQ), due to both long - term interest rates that have continued to drop to unseen lows and a strong demand for housing . The momentum evidenced by mortgage loans is aligned with findings shown by the credit survey conducted by the Central Bank, which supports a solid demand . Instead, consumer loans have continued to show a tempered growth by advancing 5 . 4 % YoY to reach Ch $ 4 , 501 Bn . as of September 30 , 2019 . Nevertheless, demand for loans persists as evidenced by the credit survey mentioned above .  Loans granted to SMEs keep on growing steadily at double - digit rates by posting a 12 . 0 % annual increase supported by record quarterly loan origination of Ch $ 770 Bn . In our view, the pre - approved program for SMEs has been crucial to maintain this tendency by addressing customers’ needs timely . The Wholesale Banking segment showed positive figures in the 3Q19, recording expansions of 5.6% YoY and 4.0% QoQ.  As in the previous report, the YoY increase was concentrated in Corporate Banking, mainly as a consequence of : x A solid trend in the Multinational and Infrastructure banking unit, which continued to grow persistently by reaching total loan balances of Ch $ 1 , 043 Bn . in the 3 Q 19 . Loans granted by this unit boosted 19 . 1 % YoY and 15 . 0% . QoQ, figures that were backed by a quarterly loan origination of approximately Ch $ 382 Bn . that was 19 . 3 % above the figure posted last year . x To a lesser extent, other corporate banking units experienced an upsurge as compared to the growth posted in the prior quarter . In the 3 Q 19 , the loan book managed by these units increased 2 . 3 % on both a YoY and a QoQ basis . As of Sep 19 these banking units had a loan book of Ch $ 6 , 872 Bn .  Similarly, loans granted to Middle Market posted an advance of 9 . 4 % YoY and a significant increment of 4 . 3 % QoQ, given specific lending operations settled during the quarter . Aligned with the dynamism shown by SMEs, this banking unit has also evidenced sustained growth over the last quarters, which has mainly to do with enhanced value offerings and customer proximity . As for market share, given the momentum seen in mortgage loans and our funding advantage, we have increased our stake in this lending product from 16 . 7 % in the 3 Q 19 to 17 . 2 % in the 3 Q 19 . Total market share, instead, decreased from 20 . 0 % to 17 . 4 % in the same period, due to the consolidation of consumer lending operations formerly out of the banking system by nearly Ch $ 2 , 500 Bn . in the 4 Q 18 .

Funding & Capital f l ucuta Annualized Cost of Funding by Currency (1) (As of Sep30, 2019) 2 . 5% 2 . 9% 3 . 0% 2 . 0% 2.6% 2.4% 1 . 9% 3.5% 3.7% 2 . 5 % BCH Bank 2 Bank 3 Bank 4 I n du s t r y Ex BCH Local Currency Foreign Currency (1) Excludes the effect of results from hedge accounting. Funding by Type of Lender 48% 37% 15% Retail Lenders Financial Lenders Non - Financial Lenders S ep1 9 ( 5 1 ) bp Capital Adequacy Ratios (22)bp (39)bp + 4 bp S h are ho l d er s Equity Assets (BIS Ratio) Total Capital RWA 9 . 2% 8 . 7% 8 . 2% 8 . 0% 11 . 3% 10 . 9% 14 . 1% 14 . 2 % Sep - 18 Tier I (Basic Capital) Assets Sep - 19 Tier I (Basic Capital) RWA 11 Funding Structure We remain as one of the most competitive banks in terms of cost of funding in Chile during the 3 Q 19 by posting an average cost of funding of 2 . 5 % as of September 30 , 2019 (latest available data) . Our leading position in this topic relies on :  A market - leading presence in both Demand Deposits . As of September 30 , 2019 we had a 26 . 7 % market share in terms of DDA balances held by personal banking and SMEs customers, which is more than five percentage points higher than the closest peer . As of the same date, we ranked first in total DDA balances by holding a 22 . 4% . This market position has been supported by an 11 . 2 % YoY increment in total DDA balances, which amounted to Ch $ 10 , 039 Bn . in the 3 Q 19 .  The addition of approximately 87 , 800 new checking account holders to our customer base as of Sep 19 .  A significant presence of retail counterparties in our funding . As of Sep 19 , 37 % of our total funding came from retail lenders, which is a significant advantage when compared to our main competitors . As for long - term debt, during the 3 Q 19 we carried out debt placements in the local market and overseas . In the local market we issued approximately Ch $ 716 Bn . in UF - denominated bonds with tenors ranging from four to twelve years . On the other hand, we issued long - term debt abroad by nearly Ch $ 124 Bn . with maturities between twelve and 20 years in markets as diverse as Hong Kong, Australia and Peru . All placements in foreign currency were accompanied by hedge accounting structures in order to neutralize the impact of FX and interest rates while swapping the cost of funding to local currency (UF) . Also, during the 3 Q 19 we placed subordinated bonds by nearly Ch $ 215 Bn . within the local market (denominated in UF) with tenors ranging from 21 to 23 years . This action was supported by both minor spreads over senior bonds and the possibility of bolstering our capital adequacy at a reasonable cost to take advantage of the phase - in proposed by the regulator for the implementation of Basel III . Capital Adequacy Our equity totaled Ch $ 3 , 424 Bn . as of Sep 19 , representing a YoY increment of Ch $ 200 Bn . or 6 . 2% , explained by :  An increment of approximately Ch $ 153 Bn . in retained earnings due to the retention of 30 % of the net distributable earnings obtained in 2018 well explained in previous Earning Reports .  A YoY rise of Ch $ 86 Bn . or 13 . 8 % in reserves in the 3 Q 19 , explained our practice of retaining the equivalent to the effect of inflation (2018) on our shareholders’ equity for 2019 (as agreed in the shareholders’ annual meeting held in March 2019 ) .  Year - to - date earnings, net of provisions for minimum dividends, increasing approximately Ch $ 13 Bn . as compared to the 3 Q 18 . These factors were partly offset by a decline in other equity accounts of nearly Ch $ 42 Bn . YoY, given two opposite effects : (i) net loss on derivatives held for cash flow hedge accounting by Ch $ 53 Bn . , as interest rates, particularly in CLF, have shown a sharp decrease over the last months, and (ii) favourable marking - to - market of our AFS portfolio, explaining Ch $ 11 Bn . YoY due to lower credit spreads . In terms of capital adequacy, the positive growth evidenced by our loan portfolio has pushed our capital ratios down . For instance, our Tier I Ratio (on RWA) posted a decline of 39 bp . as compared to the 3 Q 18 . In the same period, however, our BIS Ratio improved from 14 . 1 % to 14 . 2% , mainly as a result of the issuance of subordinated bonds mentioned earlier . This effect explains nearly 70 bp . in terms of capital adequacy . Lastly, all of our capital indicators remained well above the regulatory thresholds .

Consolidated Statement of Income (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) Interest revenue Interest expense 699 . 5 ( 237 . 0 ) 0.3% (1.6) % 2 , 115 . 4 ( 737 . 4 ) 4.6% 8.8 % Net interest income 508,361 601,029 509,719 (175,449) (234,899) (172,726) 332,912 366,130 336,993 462 . 5 1.2% (15.2) % 1,474,192 1,541,402 (26.5) % (493,750) (537,309) (8.0) % 980,442 1,004,093 1 , 378 . 0 2.4 % Fees and commissions Income from fees and commissions Expenses from fees and commissions 127 , 40 0 (35,604) 145 , 44 8 (33,214) 155 , 24 4 (32,642) 213 . 1 ( 44 . 8 ) 21.9% (8.3) % 6.7% (1.7) % 376 , 59 8 (105,578) 434 , 91 5 (96,669) 596 . 9 ( 132 . 7 ) 15.5% (8.4) % Net fees and commissions income 91,796 112 , 23 4 122 , 60 2 168 . 3 33.6% 9.2% 271 , 02 0 338 , 24 6 464 . 2 24.8% 37.8% - Net Financial Operating Income Foreign exchange transactions, net Other operating income 4 , 43 7 19,758 15,932 34,865 16,274 8 , 81 3 48 , 04 8 ( 13 , 829 ) 8 , 09 9 65.9 982.9% (19.0) 11.1 (49.2) % (8.1) % 56 , 57 8 - 27 , 03 1 31 , 99 6 91,479 18,562 32,445 125 . 5 25 . 5 44 . 5 61.7% (31.3) % 1.4 % Total Operating Revenues 464 , 83 5 538 , 31 6 501 , 91 3 688 . 8 8.0% 2 , 037 . 7 8.6 % Provisions for loan losses ( 95 , 302 ) ( 67 , 959 ) ( 88 , 692 ) ( 121 . 7 ) (6.9) % ( 337 . 3 ) 11.7 % Operating revenues, net of provisions for loan losses 369 , 53 3 470 , 35 7 413 , 22 1 567 . 1 11.8% (6.8) % 1,367,067 1,484,825 30.5% (220,057) (245,807) (12.1) % 1,147,010 1,239,018 1 , 700 . 4 8.0% (116,111) (115,372) (115,209) (326,009) (344,136) (242,401) (248,231) Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments ( 80 , 228 ) ( 9 , 432 ) (7) ( 87 , 329 ) ( 17 , 462 ) (816) ( 81 , 908 ) ( 17 , 219 ) (201) ( 158 . 1 ) ( 112 . 4 ) ( 23 . 6 ) ( 0 . 3 ) (0.8) % 2.1% 82.6% 2,771.4% (0.1) % (6.2) % (1.4) % (75.4) % ( 27 , 903 ) (18) (51,884) ( 1 , 023 ) ( 472 . 3 ) ( 340 . 7 ) ( 71 . 2 ) ( 1 . 4 ) 5.6% 2.4% 85.9% 5,583.3 % Other operating expenses ( 9 . 9 ) 24.7% (32.4) % ( 39 . 8 ) (6.8) % Total operating expenses ( 304 . 4 ) 4.8% (4.3) % ( 925 . 4 ) 7.5 % Net operating income 262 . 7 21.2% (19.8) % 775 . 0 8.7 % Income attributable to affiliates 2.1 (45.8) % (46.9) % 7 . 5 (21.0) % Income before income tax 264 . 8 20.0% (20.1) % 782 . 5 8.3 % Income tax ( 55 . 9 ) 25.0% (17.5) % ( 170 . 7 ) 33.5 % Net Income for the period 208 . 9 18.8% (20.8) % 611 . 9 2.9 % Non - Controlling interest - - - - - Net Income attributable to bank's owners ( 5 , 810 ) ( 10 , 720 ) ( 7 , 243 ) (211,588) (231,699) (221,780) 157,945 238,658 191,441 2 , 80 8 2 , 86 3 1 , 52 1 160,753 241,521 192,962 (32,616) (49,395) (40,762) 128,137 192,126 152,200 1 - - 128,136 192,126 152,200 208 . 9 18.8% (20.8) % ( 31 , 136 ) ( 29 , 029 ) (627,467) (674,303) 519 , 54 3 564 , 71 5 6 , 95 6 5 , 49 4 526 , 49 9 570 , 20 9 (93,148) (124,346) 433 , 35 1 445 , 86 3 1 - 433 , 35 0 445 , 86 3 611 . 9 2.9 % Quarters 3 Q 1 8 2Q19 3Q19 3Q19 M C h $ MCh$ MCh$ MUS$ 3Q19/3Q18 Interest revenue and expense 12 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 728 . 7 per US $ 1 . 00 as of September 30 , 2019 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Selected Financial Information (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) ASSETS S ep - 1 8 MCh$ J un - 1 9 MCh$ S ep - 1 9 MCh$ S ep - 1 9 MUS$ % Change Sep - 19/Sep - 18 Sep - 19/Jun - 19 Cash and due from banks 1 . 025 . 55 5 1 . 150 . 68 2 1 . 650 . 31 7 2 . 264 , 9 60,9% 43,4 % Transactions in the course of collection 621 . 85 0 1 . 023 . 49 1 631 . 11 0 866 , 1 1,5% (38,3) % Financial Assets held - for - trading 1 . 806 . 34 0 1 . 550 . 15 8 1 . 783 . 12 1 2 . 447 , 1 (1,3) % 15,0 % Receivables from repurchase agreements and security borrowings 72 . 37 1 93 . 98 2 86 . 86 4 119 , 2 20,0% (7,6) % Derivate instruments 1 . 213 . 52 3 1 . 435 . 76 4 2 . 544 . 15 6 3 . 491 , 6 109,7% 77,2 % Loans and advances to Banks 1 . 348 . 67 2 1 . 191 . 84 6 984 . 65 1 1 . 351 , 3 (27,0) % (17,4) % Loans to customers, net Commercial loans 14 . 952 . 66 2 15 . 839 . 12 7 16 . 181 . 77 6 22 . 207 , 6 8,2% 2,2 % Residential mortgage loans 7 . 822 . 72 1 8 . 538 . 97 4 8 . 880 . 65 0 12 . 187 , 7 13,5% 4,0 % Consumer loans 4 . 272 . 33 6 4 . 455 . 70 8 4 . 501 . 11 2 6 . 177 , 3 5,4% 1,0 % Loans to customers 27 . 047 . 71 9 28 . 833 . 80 9 29 . 563 . 53 8 40 . 572 , 5 9,3% 2,5 % Allowances for loan losses (601 . 970 ) (628 . 209 ) (655 . 561 ) (899 , 7 ) 8,9% 4,4 % Total loans to customers, net 26 . 445 . 74 9 28 . 205 . 60 0 28 . 907 . 97 7 39 . 672 , 8 9,3% 2,5 % Financial Assets Available - for - Sale 1 . 350 . 72 6 1 . 243 . 17 7 1 . 332 . 29 9 1 . 828 , 4 (1,4) % 7,2 % Financial Assets Held - to - maturity - - - - - - Investments in other companies 44 . 36 6 47 . 69 4 49 . 16 9 67 , 5 10,8% 3,1 % Intangible assets 48 . 39 4 54 . 42 3 54 . 76 9 75 , 2 13,2% 0,6 % Property and Equipment 216 . 39 9 218 . 52 5 220 . 01 8 302 , 0 1,7% 0,7 % Leased assets - 156 . 67 1 153 . 75 8 211 , 0 - (1,9) % Current tax assets 12 . 60 2 388 802 1 , 1 (93,6) % 106,7 % Deferred tax assets 267 . 58 4 319 . 92 2 316 . 03 5 433 , 7 18,1% (1,2) % Other assets 610 . 75 0 562 . 34 2 732 . 30 2 1 . 005 , 0 19,9% 30,2 % Total Assets 35 . 084 . 88 1 37 . 254 . 66 5 39 . 447 . 34 8 54 . 136 , 8 12,4% 5,9 % LIABILITIES & EQUITY S ep - 1 8 MCh$ J un - 1 9 MCh$ S ep - 1 9 MCh$ S ep - 1 9 MUS$ % Change Sep - 19/Sep - 18 Sep - 19/Jun - 19 Liabilities Current accounts and other demand deposits 9 . 030 . 89 7 9 . 600 . 78 8 10 . 039 . 39 6 13 . 777 , 9 11,2% 4,6 % Transactions in the course of payment 492 . 95 5 727 . 54 7 449 . 45 4 616 , 8 (8,8) % (38,2) % Payables from repurchase agreements and security lending 452 . 80 7 261 . 12 0 194 . 37 2 266 , 8 (57,1) % (25,6) % Saving accounts and time deposits 11 . 006 . 65 5 10 . 798 . 90 9 10 . 726 . 13 1 14 . 720 , 4 (2,5) % (0,7) % Derivate instruments 1 . 333 . 00 8 1 . 572 . 62 1 2 . 655 . 43 1 3 . 644 , 3 99,2% 68,9 % Borrowings from financial institutions 1 . 215 . 83 6 1 . 596 . 65 5 1 . 651 . 03 8 2 . 265 , 9 35,8% 3,4 % Debt issued 7 . 220 . 11 3 7 . 863 . 80 7 8 . 803 . 49 2 12 . 081 , 8 21,9% 11,9 % Other financial obligations 119 . 96 4 171 . 28 4 154 . 25 9 211 , 7 28,6% (9,9) % Lease liabilities - 155 . 37 3 149 . 40 9 205 , 1 (3,8) % Current tax liabilities 1 . 44 0 74 . 38 9 52 . 22 8 71 , 7 3.526,9% (29,8) % Deferred tax liabilities - - - - - Provisions 575 . 79 6 506 . 92 8 599 . 75 5 823 , 1 4,2% 18,3 % Other liabilities 411 . 88 7 532 . 59 3 548 . 42 6 752 , 7 33,1% 3,0 % Total liabilities 31 . 861 . 35 8 33 . 862 . 01 4 36 . 023 . 39 1 49 . 437 , 9 13,1% 6,4 % Equity of the Bank's owners Capital 2 . 418 . 83 3 2 . 418 . 83 3 2 . 418 . 83 3 3 . 319 , 6 - Reserves 617 . 68 9 703 . 31 7 703 . 19 0 965 , 1 13,8% - Other comprehensive income (42 . 545 ) (44 . 824 ) (84 . 148 ) (115 , 5 ) 97,8% 87,7 % Retained earnings from previous periods 17 . 48 1 170 . 17 1 170 . 17 1 233 , 5 873,5% - Income for the period 433 . 35 0 293 . 66 3 445 . 86 3 611 , 9 2,9% 51,8 % Provisions for minimum dividends (221 . 286 ) (148 . 510 ) (229 . 953 ) (315 , 6 ) 3,9% 54,8 % Non - Controlling Interest 1 1 1 - - - Total equity 3 . 223 . 52 3 3 . 392 . 65 1 3 . 423 . 95 7 4 . 699 , 0 6,2% 0,9 % Total Liabilities & Equity 35 . 084 . 88 1 37 . 254 . 66 5 39 . 447 . 34 8 54 . 136 , 8 12,4% 5,9% 13 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 728 . 7 per US $ 1 . 00 as of September 30 , 2019 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Selected Financial Information (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) Key Performance Ratios 3Q18 Quarter 2Q19 3Q19 Sep - 18 Year Ended Jun - 19 Sep - 19 Earnings per Share (1) (2) Net income per Share (Ch$) Net income per ADS (Ch$) Net income per ADS (US$) Book value per Share (Ch$) Shares outstanding (Millions) 1 . 2 7 253 . 6 9 0 . 3 9 31 . 9 1 101 , 01 7 1 . 9 0 380 . 3 8 0 . 5 6 33 . 5 8 101 , 01 7 1 . 5 1 301 . 3 4 0 . 4 1 33 . 8 9 101 , 01 7 4 . 2 9 857 . 9 7 1 . 3 1 31 . 9 1 101 , 01 7 2 . 9 1 581 . 4 1 0 . 8 6 33 . 5 8 101 , 01 7 4 . 4 1 882 . 7 5 1 . 2 1 33 . 8 9 101 , 01 7 Profitability Ratios (3)(4) Net Interest Margin Net Financial Margin Fees & Comm. / Avg. Interest Earnings Assets Operating Revs. / Avg. Interest Earnings Assets Return on Average Total Assets Return on Average Equity 4.37% 4.68% 1.20% 6.10% 1.48% 16.02% 4.54% 5.17% 1.39% 6.67% 2.11% 22.94% 4 . 08% 4 . 49% 1 . 48% 6 . 07% 1 . 60% 17 . 84% 4.37% 4.74% 1.21% 6.09% 1.71% 18.31% 4.16% 4.64% 1.35% 6.14% 1.63% 17.59% 4 . 13% 4 . 59% 1 . 39% 6 . 11% 1 . 62% 17 . 68 % Capital Ratios Equity / Total Assets Tier I (Basic Capital) / Total Assets Tier I (Basic Capital) / Risk - Wighted Assets Total Capital / Risk - Weighted Assets 9.19% 8.23% 11.25% 14.11% 9.11% 8.20% 11.02% 13.68% 8 . 68% 8 . 01% 10 . 86% 14 . 15% 9.19% 8.23% 11.25% 14.11% 9.11% 8.20% 11.02% 13.68% 8 . 68% 8 . 01% 10 . 86% 14 . 15 % Credit Quality Ratios Total Past Due / Total Loans to Customers Allowance for Loan Losses / Total Past Due Impaired Loans / Total Loans to Customers Loan Loss Allowances / Impaired Loans Loan Loss Allowances / Total Loans to Customers Loan Loss Provisions / Avg. Loans to Customers (4) 1 . 15% 193 . 98% 2 . 84% 78 . 25% 2 . 23% 1 . 43% 1 . 12% 193 . 93% 2 . 80% 77 . 73% 2 . 18% 0 . 96% 1 . 17% 189 . 27% 2 . 78% 79 . 87% 2 . 22% 1 . 23% 1 . 15% 193 . 98% 2 . 84% 78 . 25% 2 . 23% 1 . 13% 1 . 12% 193 . 93% 2 . 80% 77 . 73% 2 . 18% 1 . 12% 1 . 17% 189 . 27% 2 . 78% 79 . 87% 2 . 22% 1 . 15 % Operating and Productivity Ratios Operating Expenses / Operating Revenues Operating Expenses / Average Total Assets (3) (4) 45.52% 2.45% 43.04% 2.54% 44 . 19% 2 . 33% 45.90% 2.47% 46.04% 2.51% 45 . 41% 2 . 44 % Balance Sheet Data (1)(3) Avg. Interest Earnings Assets (million Ch$) Avg. Assets (million Ch$) Avg. Equity (million Ch$) Avg. Loans to customers (million Ch$) Avg. Interest Bearing Liabilities (million Ch$) Risk - Weighted Assets (Million Ch$) 30,493,307 34,583,613 3,198,518 26,617,361 18,939,317 28,660,422 32,278,553 36,470,845 3,350,309 28,360,215 20,195,670 30,776,987 33,066,941 38,122,722 3,413,353 28,907,883 20,837,376 31,525,612 29,939,555 33,827,823 3,154,922 26,021,116 18,490,326 28,660,422 32,034,418 36,129,404 3,338,288 28,172,399 20,118,884 30,776,987 32,378,592 36,793,843 3 , 363 , 30 9 28,417,560 20,358,381 31,525,612 Additional Data Exchange rate (Ch$/US$) Employees (#) Branches (#) 656 . 8 3 13 , 82 7 391 678 . 7 3 13 , 80 7 382 728 . 6 6 13 , 69 4 378 656 . 8 3 13 , 82 7 391 678 . 7 3 13 , 80 7 382 728 . 6 6 13 , 69 4 378 Notes (1) Figures are expressed in nominal Chilean pesos. (2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period. (3) Ratios consider daily average balances. (4) Annualized data. 14 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 728 . 7 per US $ 1 . 00 as of September 30 , 2019 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Summary of differences between Chile GAAP and IFRS The most significant differences are as follows :  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling - of - interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations” . Under IFRS 3 , the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised .  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach . Under IFRS 9 “Financial instruments” allowances for loan losses should be calculated on a discounted basis under the “expected credit loss” model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not .  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written - off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks . Under IFRS, these assets are deemed non - current assets held - for - sale and their accounting treatment is set by IFRS 5 “Non - current assets held for sale and Discontinued operations” . In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower . Accordingly, under IFRS these assets are not written off unless impaired .  Chilean companies are required to distribute at least 30 % of their net income to shareholders unless a majority of shareholders approve the retention of profits . In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60 % of the period net income, as permitted by the Chilean Superintendency of Banks . Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i . e . , 30 % as required by Chilean Corporations Law . Forward - Looking Information The information contained herein incorporates by reference statements which constitute ‘‘forward - looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to :  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;  unexpected developments in certain existing litigation;  increased costs;  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attrac tiv e terms. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile  (56 - 2) 2653.3554  pmejiar@bancochile.cl Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile  (56 - 2) 2653.0667  dgalarce@bancochile.cl